ProxyMed, Inc.
1854 Shackleford Court, Suite 200
Norcross, GA 30093
January 16, 2007
Room 4561
Stephen G. Krikorian
Branch Chief — Accounting
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ProxyMed, Inc.
Form 10-K for the Year Ended December 31, 2005
Forms 10-Q for the Quarters Ended March 31, June 30 and
September 30, 2006
Forms 8-K Filed on May 9, August 9 and November 8, 2006
File No. 0-22052
Dear Mr. Krikorian:
     ProxyMed, Inc. (the “Company”) has reviewed your letter dated January 10, 2007 (the “January 10 Comment Letter”) regarding the Company’s Form 10-K, subsequent Forms 10-Q and related Forms 8-K. The Company responds to the January 10 Comment Letter as set forth below. The paragraph number below is intended to correspond to the paragraph number set forth in the January 10 Comment Letter. In addition, for your convenience, we have restated your comment as set forth in the January 10 Comment Letter immediately preceding our response below.
Form 8-K filed on May 9, August 9 and November 8, 2006
1.	We note from your response to comment 5 of our letter dated November 16, 2006 that the Company does not use EBITDA as a liquidity measure directly. We note however, that your disclosures surrounding EBITDA in the above referenced filings describe your use of EBITDA as a measure of cash flows. Revise your disclosures to remove references to EBITDA as a measure of your cash flow or provide the disclosures required by Item 10(e), including a reconciliation to operating cash flows.
     RESPONSE: In future filings and press releases, we will remove references to EBITDA as a measure of our cash flows. In our future filings and press releases we will provide the following disclosure in place of what has previously been disclosed:

Stephen G. Krikorian
January 16, 2007

“Note Regarding Use of Non-Generally Accepted Accounting Principles (GAAP) Financial Measures
Certain of the information set forth herein, including EBITDA, are considered non-GAAP financial measures. MedAvant believes this information is useful to investors because it provides a basis for further evaluating our operating performance, excluding non-cash items that would normally be included in the most directly comparable measures calculated and presented in accordance with GAAP in the United States of America.
Our management uses these non-GAAP financial measures along with the most directly comparable GAAP financial measures in further evaluating our operating performance. Additionally, our availability under our credit facility is dependent on historical EBITDA earnings as defined. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-financial measures as reported by us may not be comparable to similarly titled amounts reported by other companies.”
* * *
     If you have any further comments regarding this letter, the response contained herein or any of the Form 10-K, Forms 10-Q and Forms 8-K, please contact the undersigned or the Company’s outside counsel, Adam Lenain, Esq., Foley & Lardner LLP, 402 W. Broadway, Suite 2100, San Diego, California 92101; Telephone No.: (619) 685-4604, Facsimile No.: (619) 234-3510.

Sincerely,
/s/ John G. Lettko
John G. Lettko, Chief Executive Officer